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                             October 17, 2023

       Son Tam
       Chief Executive Officer
       Epsium Enterprise Ltd
       Alameda Dr. Carlos D   assumpcao
       Edf China Civil Plaza 235-243, 14 Andar P
       Macau, SAR China

                                                        Re: Epsium Enterprise
Ltd
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
28, 2023
                                                            CIK No. 0001883437

       Dear Son Tam:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1 submitted September 28, 2023

       Cover Page

   1. We note your response to comment 5. Please revise the cover page, as you do on page 4, to quantify
distributions that have been made to date between the holding company and its subsidiaries, including
the three cash transfers between the Company and the operating entity, during the
fiscal years ended 2022, and 2021; and discuss whether there are limitations on your
ability to transfer cash between you, your subsidiaries, or investors.
                                                        Provide
cross-references to the condensed consolidating schedule and the consolidated financial statements.
 Son Tam
FirstName LastNameSon
Epsium Enterprise Ltd Tam
Comapany
October 17,NameEpsium
            2023       Enterprise Ltd
October
Page 2 17, 2023 Page 2
FirstName LastName
Recent greater oversight by the Cyberspace Administration of China..., page 28

2. We note your response to comment 16. Please revise your discussion of the possible ramifications if you did become subject to cybersecurity review by the CAC to include that you could incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer conduct offerings to foreign investors, and no longer be permitted to continue current business operations. Consolidated Financial Statements
13. Subsequent Events, page F-17

3. Please tell us your basis for presenting unaudited as opposed to audited disclosure referencing authoritative literature supporting your determination. Please also explain why the Audit Report on page F-2 is dual dated with September 28, 2023 referencing
         Note 8 rather than Note 13.
General

4.       We note your response to comments 1, 2, 4, 8, 10, and 15, and we reissue those
         comments. Please revise your draft registration statement accordingly. In this regard, we note that Macau is a Special Administrative Region of the People's Republic of China and,
         as such, it has a special legal status within the People's Republic of China, and it has unique local laws. Notwithstanding its special legal status and unique laws, Macau is,
         nevertheless, a constituent part of the People   s Republic of China.
As such, we believe
         you are a China-based company and should provide disclosures consistent with our
         Sample Letter to Companies Regarding China-Specific Disclosures, dated July 17, 2023, which is available on our website.
       Please contact James Giugliano at 202-551-3319 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Laura Hua Lua Hemman, Esq.